*
mr

[redacted]

13012631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~813923~~
8- 13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributors, ~~Inc.~~ LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Patrick J. Marron~~ 516-287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

AFFIRMATION

I, Hugh Ross, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2012 and supplemental schedules pertaining to Kinetics Funds Distributor, LLC, as of December 31, 2012 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/13

Signature Date

CEO

Title

Subscribed and Sworn to before me

on this 26th day of February, 2013.

Notary Public

THOMAS ANGIULO
Notary Public, State of New York
No. 01AN6235027
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires January 31, 2015

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

KINETICS FUNDS DISTRIBUTOR LLC
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kinetics Funds Distributor LLC

We have audited the accompanying statement of financial condition of Kinetics Funds Distributor LLC as of as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kinetics Funds Distributor LLC at December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 21, 2013

KINETICS FUNDS DISTRIBUTOR LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:		
Cash and cash equivalents	$	1,144,902
Investment in securities, at fair market value		106,602
Fees receivable		242,893
Prepaid expenses		18,318
Due from affiliate		42,250
Total Assets	$	1,554,965

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued expenses	$	25,550
Due to affiliate		12,343
Total current liabilities		37,893
Commitments and Contingencies		
Member's Equity		1,517,072
Total Liabilities and Member's Equity	$	1,554,965

See notes to the statement of financial condition.

KINETICS FUNDS DISTRIBUTOR LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor LLC, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers. The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Investments

Marketable securities are considered available for sale and consist of NASDAQ common stock and various mutual funds, which are carried at fair market value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC and any change as the result of an examination by the IRS or the State of New York would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

The Company's tax returns, for the years ending 2009 – 2011, remain open for examination by federal and state taxing authorities.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Note A – Organization and Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2012, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Subsequent Events

Subsequent events were evaluated through February 21, 2013 which is the date the financial statements were available to be issued.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $1,197,621, which was $1,172,621 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.03 to 1.

Note C – Related Party Transactions

Due to/from affiliate are non-interest bearing account balances.

Note D - Commitments

In the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2012 were $0.

Note E - Investments

At December 31, 2012, the Company owned 3,000 shares of NASDAQ common stock with a fair market value of $74,970 and a cost of $39,000. The total unrealized gain with respect to these securities at December 31, 2012 was $35,970. The Company also owned shares of various mutual funds with a fair market value of $31,632 and a cost of $30,200. The total unrealized gain with respect to these securities at December 31, 2012 was $1,432.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Kinetics Funds Distributor LLC

Dear Sirs:

In planning and performing our audit of the financial statements of Kinetics Funds Distributor LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Kinetics Funds Distributor LLC as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 21, 2013.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2013

KINETICS FUNDS DISTRIBUTOR LLC

(S.E.C. NO. 8-013923)

SUPPLEMENTAL REPORT ON SIPC-7

DECEMBER 31, 2012

KINETICS FUNDS DISTRIBUTOR LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To the Members of
Kinetics Funds Distributor LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Kinetics Funds Distributor LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Kinetics Funds Distributor LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kinetics Funds Distributor LLC's management is responsible for the Kinetics Funds Distributor LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We confirmed that Kinetics Funds Distributor LLC, as a broker dealer generated only revenues that consist exclusively of the distribution of shares of registered open end investment companies or unit investment trusts.

As a result, Kinetics Funds Distributor LLC qualifies for exclusion from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. On January 7, 2013 Kinetics Funds Distributor LLC filed Form SIPC-3 certifying as an excluded broker dealer.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2013